Exhibit 99.2

DHT HOLDINGS, INC. Clarendon House 2 Church Street Hamilton HM 11 Bermuda

May 5, 2023

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2023 Annual Meeting of Shareholders of DHT Holdings, Inc. The annual meeting will be held at Rosewood Bermuda, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda, on Thursday, June 15, 2023, at 11:00 a.m. (Bermuda time).  In light of the ongoing COVID-19 pandemic, please take note of any country and venue travel or testing requirements that may be in place.

The Notice of Annual Meeting and Proxy Statement describe the business to be transacted at the annual meeting and provide other information concerning DHT. The principal business to be transacted at the annual meeting will be (1) the election of Jeremy Kramer to DHT’s Board of Directors, as a Class I director, for a term of three years and (2) the ratification of the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

The Board of Directors unanimously recommends that shareholders vote for the election of Jeremy Kramer to the Board of Directors and for the ratification of Ernst & Young AS as DHT’s independent registered public accounting firm.

A Notice of Internet Availability of Proxy Materials is first being mailed to our shareholders of record on or about May 5, 2023 (the “Notice”) and includes instructions on how to access our proxy materials over the internet, vote online and request a printed copy of these proxy materials. The Notice of Annual Meeting of Shareholders, proxy statement, proxy card, and our 2022 Annual Report on Form 20-F are first being made available to stockholders at http://www.astproxyportal.com/ast/17692 on or around May 5, 2023, as part of the process leading up to our Annual Meeting.

Your vote is very important, no matter how many shares you own.

We are soliciting your proxy so that you are able to vote on all items of business to be transacted at the annual meeting, whether or not you plan to attend the annual meeting.  If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor:

D.F. King & Co. Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Call Collect: (212) 269-5550
Toll Free: (800) 249-7120

If you are a stockholder of record, you may vote in person or by telephone or internet, or, if you requested to receive printed proxy materials, by mailing the proxy card included in the printed proxy materials. If you hold your shares beneficially in street name, follow the voting instructions provided in the notice you receive from your broker, bank, or other nominee. Please carefully review the instructions regarding each of your voting options described in any notice you receive from us or your broker, bank, or other nominee.

Sincerely,

Erik A. Lind
Chairman of the Board of Directors

2023 ANNUAL MEETING OF SHAREHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	i

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING	1

Who can I contact with questions about how to vote?	1

Why am I receiving these materials?	1

What information is contained in this proxy statement?	1

Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?	1

How may I obtain DHT’s 2022 Annual Report?	1

What items of business will be voted on at the annual meeting?	1

How does the Board recommend that I vote?	2

What shares can I vote?	2

What is the difference between holding shares as a shareholder of record and as a beneficial owner?	2

How can I attend the annual meeting?	3

How can I vote my shares in person at the annual meeting?	3

How can I vote my shares without attending the annual meeting?	3

Can I change my vote?	3

Is my vote confidential?	3

How many shares must be present or represented to conduct business at the annual meeting?	4

How are votes counted?	4

What is the voting requirement to approve each of the proposals?	4

Is cumulative voting permitted for the election of directors?	4

What happens if additional matters are presented at the annual meeting?	4

What should I do if I receive more than one set of voting materials or Notice?	5

How may I obtain a separate set of voting materials?	5

Who will bear the cost of soliciting votes for the annual meeting?	5

Where can I find the voting results of the annual meeting?	5

What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	5

How may I communicate with the Board?	6

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS	7

Director Independence	7

Board Structure and Committee Composition	7

Diversity	10

Communications with the Board	10

DIRECTOR COMPENSATION	11

PROPOSALS TO BE VOTED ON	12

PROPOSAL NO. 1: Election of Jeremy Kramer to the Board	12

PROPOSAL NO. 2: Ratification of Independent Registered Public Accounting Firm	15

MINORITY INVESTOR ARRANGEMENTS	16

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	19

EXECUTIVE OFFICERS	20

EXECUTIVE COMPENSATION	20

2022 Summary Compensation Table	20

Report of the Compensation Committee of the Board on Executive Compensation	21

PRINCIPAL INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES	24

REPORT OF THE AUDIT COMMITTEE OF THE BOARD	25

DHT HOLDINGS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Thursday, June 15, 2023, 11:00 a.m. (Bermuda time)
Place	Rosewood Bermuda 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda
Items of Business	(1) To elect Jeremy Kramer to DHT’s Board of Directors, as a Class I director, for a term of three years.
(2) To ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2023.
(3) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.
Internet Availability
We are furnishing proxy materials to our shareholders over the internet. On or about May 5, 2023, we will mail to our shareholders of record a Notice containing instructions on how to access our 2023 proxy statement and 2022 annual report via the internet and vote online. The Notice also provides instructions on how shareholders can request a paper copy of these materials.

Adjournments and Postponements
Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date
The record date for the annual meeting is April 21, 2023. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Voting
The Board of Directors unanimously recommends that shareholders vote for the election of Jeremy Kramer to the Board of Directors and for the ratification of Ernst & Young AS as DHT’s independent registered public accounting firm.

Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and act promptly to vote your shares by submitting your proxy (a) by telephone or the internet following the voting instructions in the Notice or (b) by requesting printed proxy materials over the internet and then completing, signing and dating a proxy card and returning it in the postage-paid envelope provided as soon as possible.

By Order of the Board of Directors

Kim McCullough
Authorized signatory
Conyers Corporate Services (Bermuda) Limited
Secretary

The notice of annual meeting and proxy statement and form of proxy are being made first available to shareholders at http://www.astproxyportal.com/ast/17692 on or about May 5, 2023.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Who can I contact with questions about how to vote?
A:	If you have any questions or require any assistance with voting your shares, please contact DHT’s proxy solicitor:

D.F. King & Co. Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Call Collect: (212) 269-5550
Toll Free: (800) 249-7120

Q:	Why am I receiving these materials?
A:
The Board of Directors (the “Board”) of DHT Holdings, Inc. (“DHT”), a corporation organized under the laws of the Republic of the Marshall Islands, is providing these proxy materials to you in connection with DHT’s annual meeting of shareholders (the “annual meeting”), which will take place on June 15, 2023. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?
A:
The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of DHT’s directors and executive officers and certain other information about DHT.

Q:	Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?
A:
We are using the internet as the primary means of furnishing proxy materials to our shareholders. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials to each of our shareholders of record on or about May 5, 2023. The Notice contains instructions on how to access the proxy materials and vote your shares over the internet. The Notice also contains instructions on how to request a printed copy of the proxy materials, which are first being made available to shareholders at http://www.astproxyportal.com/ast/17692 on or about May 5, 2023. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. If you request to receive printed proxy materials, you may still access our proxy materials and submit your proxy over the internet. Shareholders may wish to take advantage of the availability of the proxy materials on the internet to help reduce the environmental impact of our annual meeting.

Shareholders who hold their shares beneficially in street name, as described further below, will receive a separate notice directly from their broker, trustee or other nominee. If you hold your shares beneficially in street name, follow the voting instructions provided in the notice you receive from your broker, bank, or other nominee.

Q:	How may I obtain DHT’s 2022 Annual Report?
A:
Shareholders may obtain a free copy of our 2022 Annual Report filed on Form 20-F from our website at www.dhtankers.com and through the Securities and Exchange Commission’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by sending an email to info@dhtankers.com.

Q:	What items of business will be voted on at the annual meeting?
A:	The items of business scheduled to be voted on at the annual meeting are:

●	the election of Jeremy Kramer to the Board, as a Class I director, for a term of three years; and

●	the ratification of our independent registered public accounting firm for the 2023 fiscal year.

We also will consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?
A:
The Board recommends that you vote your shares “FOR” the election of Jeremy Kramer to the Board and “FOR” the ratification of the independent registered public accounting firm for the 2023 fiscal year.

Q:	What shares can I vote?
A:
Each share of common stock, par value $0.01 per share, of DHT (the “Common Stock” or the “shares”), issued and outstanding as of the close of business on April 21, 2023, the record date for the annual meeting (the “record date”), is entitled to be voted on all items of business being voted on at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of Common Stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of Common Stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting, there were 162,986,561 shares of Common Stock issued and outstanding. Holders of shares of Common Stock outstanding as of the close of business on the record date are entitled to one vote for each share of Common Stock they hold as of such time.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee, such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?
A:
Most DHT shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with DHT’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record. As the shareholder of record, you have the right to grant your voting proxy directly to DHT or to vote in person at the meeting. You may submit your proxy over the internet or by telephone by following the voting instructions in the Notice or if you request to receive printed proxy materials over the internet, by completing, signing, dating and returning the proxy card included in such printed proxy materials.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you have the right to direct your broker, trustee or other nominee how to vote your shares and you are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or other nominee that holds your shares, which would give you the right to vote the shares at the meeting. Your broker, trustee or other nominee will provide a notice with voting instructions for you to use in directing the broker, trustee or other nominee how to vote your shares.

Q:	How can I attend the annual meeting?
A:
You are entitled to attend the annual meeting only if you were a DHT shareholder as of the close of business on April 21, 2023 or if you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker, trustee or other nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or other nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 11:00 a.m., Bermuda time, on June 15, 2023.

Q:	How can I vote my shares in person at the annual meeting?
A:
Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?
A:
Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or other nominee.

Shareholders of record of Common Stock may submit proxies (a) by telephone or the internet following the voting instructions on the Notice or (b) by requesting printed proxy materials over the internet and then completing, signing and dating their proxy cards and mailing them in the envelopes. DHT shareholders who hold shares beneficially in street name may vote by requesting printed proxy materials over the internet and then completing, signing and dating the voting instruction cards and mailing them in the enclosed envelopes, or otherwise as directed in the voting instruction card provided by your broker, trustee or other nominee.

Q:	Can I change my vote?
A:
You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date by internet, telephone or mail (which automatically revokes the earlier proxy), by providing a written notice of revocation to the DHT’s Corporate Secretary via an email received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or other nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?
A:
Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within DHT or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. If shareholders provide written comments on their proxy card directed to the Board or management, these comments will be forwarded to the Board or management, respectively.

Q:	How many shares must be present or represented to conduct business at the annual meeting?
A:
The quorum requirement for holding the annual meeting and transacting business is that holders of a majority of the voting power of the shares of capital stock in DHT (“DHT Capital Stock”) issued and outstanding as of the record date and entitled to vote must be present in person or represented by proxy.  As of the record date, shares of Common Stock were the only type of DHT Capital Stock issued and outstanding.

Q:	How are votes counted?
A:
In the election of directors, you may vote “FOR” the nominee or your vote may be “WITHHELD” with respect to the nominee. For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” the election of Jeremy Kramer to the Board; “FOR” the ratification of the independent registered public accounting firm; and in the discretion of your proxy holder on any other matters that properly come before the annual meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting results for any particular non-routine proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained, other than matters requiring the affirmative vote of a majority of all outstanding shares of Common Stock or DHT Capital Stock.

For all matters proposed for shareholder action at the annual meeting, each share of Common Stock outstanding as of the close of business on the record date is entitled to one vote.

Q:	What is the voting requirement to approve each of the proposals?
A:	In the election of directors (Proposal No. 1), the person receiving the highest number of “FOR” votes at the annual meeting will be elected.

Proposal No. 2 requires the affirmative “FOR” vote of the holders of a majority of the voting power represented by the shares of DHT Capital Stock present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

As of the record date, shares of Common Stock were the only type of DHT Capital Stock issued and outstanding.

Q:	Is cumulative voting permitted for the election of directors?
A:	No. DHT’s Amended and Restated Articles of Incorporation provide that cumulative voting shall not be used in the election of directors.

Q:	What happens if additional matters are presented at the annual meeting?
A:
Other than the two items of business described in this proxy statement, we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Erik A. Lind, Svein Moxnes Harfjeld, Laila C. Halvorsen and Kim McCullough, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason Jeremy Kramer is not available as a candidate for director, the persons named as proxyholders will vote your proxy for such other candidate as may be nominated by the Board.

Q:	What should I do if I receive more than one set of voting materials or Notice?
A:
You may receive more than one Notice or, if you request to receive printed proxy materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you are a shareholder of record, your shares are registered in more than one name, you may receive more than one Notice. If you hold your shares in more than one brokerage account, you may receive a separate notice or voting instruction card for each brokerage account in which you hold shares. To make certain all of your shares are voted, please follow the instructions included on the Notice on how to access each proxy card and vote each proxy card over the internet or by telephone. If you request to receive printed proxy materials and receive multiple proxy cards or voting instruction cards, please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?
A:
If you share an address with another shareholder and request a printed set of proxy materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, please contact D.F. King, who we have retained to assist in this proxy solicitation, at:

D.F. King & Co. Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Call Collect: (212) 269-5550
Toll Free: (800) 249-7120

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?
A:
DHT will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes, including the cost of retaining D.F. King to assist with the solicitation of proxies. In addition to the mailing of proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

Q:	Where can I find the voting results of the annual meeting?
A:	We intend to announce the preliminary voting results at the annual meeting and to publish the final results in a report on Form 6-K following the annual meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?
A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in DHT’s proxy statement for the annual meeting next year, the written proposal must be received by DHT’s Corporate Secretary at the address set forth below no later than March 17, 2024 and no earlier than February 16, 2024 and otherwise comply with the notice procedures set forth in the Amended and Restated Bylaws (the “Bylaws”). If the date of next year’s annual meeting is moved more than 30 days before or after the anniversary date of this year’s annual meeting, notice by the shareholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to shareholders or the date on which public disclosure of the date of the annual meeting was made. Proposals sent via email should be sent to kim.mccullough@conyers.com, with “DHT Holdings, Inc. – Shareholder Proposal” in the subject line.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Corporate Governance Committee provided you are a shareholder of record on the date of the giving of the notice of nomination and on the record date for the determination of shareholders entitled to vote at such meeting and provided you submit a written proposal that is received by DHT’s Corporate Secretary at the email address set forth above no later than March 17, 2024 and no earlier than February 16, 2024 that sets forth the information required by our Bylaws and otherwise complies with the notice procedures set forth in the Bylaws. If the date of next year’s annual meeting is moved more than 30 days before or after the anniversary date of this year’s annual meeting, notice by the shareholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to shareholders or the date on which public disclosure of the date of the annual meeting was made.

Any such proposal sent via email should be directed to DHT’s Corporate Secretary at the email address set forth above, with “DHT Holdings, Inc. – Nomination of Director Candidates” in the subject line, and should, among other things, include the nominee’s name, age, business address and residence address, the principal occupation or employment of the nominee and, if a nominee is a shareholder, the class or series and number of shares of DHT Capital Stock which are owned beneficially or of record by the nominee.

Copy of Bylaws Provisions

You may contact DHT’s Corporate Secretary at the email address set forth above for a copy of the relevant Bylaws provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Q:	How may I communicate with the Board?
A:
You may submit any communication intended for the Board by directing the communication by email to kim.mccullough@conyers.com, with “DHT Holdings, Inc. – Attention: Erik A. Lind, Chairman” in the subject line.

Your vote is very important, no matter how many shares you own.  If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor:

D.F. King & Co. Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Call Collect: (212) 269-5550
Toll Free: (800) 249-7120

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

DHT is committed to sound corporate governance principles. These principles are essential to maintaining DHT’s integrity in the marketplace. DHT’s Nominating and Corporate Governance Guidelines and Code of Business Conduct and Ethics are available under “Corporate Governance” in the “About DHT” section of DHT’s website at www.dhtankers.com.

Director Independence

The Board has determined that each of Erik A. Lind, Joseph H. Pyne, Einar Michael Steimler, Jeremy Kramer, Sophie Rossini and Iman Hill has no material relationship with DHT and is independent within the meaning of DHT’s director independence standards, which reflect The New York Stock Exchange (the “NYSE”) director independence standards, as currently in effect and as they may be revised from time to time.

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards, including the maintenance of an entirely independent nominating/corporate governance committee and compensation committee.

In addition, the Board has determined that each member of the Audit Committee also satisfies DHT’s Audit Committee member independence standards, which reflect applicable NYSE and U.S. Securities and Exchange Commission (“SEC”) audit committee member independence standards.

Board Structure and Committee Composition

As of the date of this proxy statement, the Board has six directors and the following four committees: (1) Audit Committee, (2) Compensation Committee, (3) Nominating and Corporate Governance Committee and (4) Sustainability Oversight Committee. The function of each committee is described below. Each committee operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the “About DHT” section of DHT’s website at www.dhtankers.com. The membership of each of the committees as of the date of this proxy statement is as follows:

Name of Director	Audit	Compensation	Nominating and Corporate Governance	Sustainability Oversight Committee
Erik A. Lind, Chairman	X		X
Jeremy Kramer	X*			X
Joseph H. Pyne		X*	X
Einar Michael Steimler		X	X*
Sophie Rossini	X			X*
Iman Hill		X		X
X = Committee member * = Chairperson

Audit Committee

The Audit Committee is composed of three directors who satisfy applicable NYSE and SEC audit committee independence standards. All members of the committee are financially literate and the Board has determined that Erik A. Lind qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

●	management’s conduct of DHT’s financial reporting process, including the development and maintenance of systems of internal accounting and financial controls;

●	the integrity of DHT’s financial statements;

●	DHT’s risk management systems and compliance with legal and regulatory requirements and ethical standards;

●	the qualifications and independence of DHT’s independent registered public accounting firm;

●	the independent registered public accounting firm’s annual audit of DHT’s financial statements; and

●	the performance of DHT’s internal audit function.

Specific duties of the Audit Committee include, among others: annually reviewing the Audit Committee charter and the Audit Committee’s performance; evaluating, overseeing and compensating DHT’s independent registered public accounting firm and reviewing the audit plan and scope; reviewing and pre-approving all audit services and permitted non-audit services rendered to DHT by DHT’s independent registered public accounting firm; reviewing DHT’s consolidated financial statements and making a recommendation to the Board on their inclusion in DHT’s Annual Report on Form 20-F; monitoring and reviewing DHT’s internal controls, internal audit function and corporate policies with respect to financial information; reviewing DHT’s accounting policies and practices and significant financial reporting issues and judgments and identifying and evaluating the actions taken to remedy any significant failings or weaknesses; assessing the completeness of DHT’s disclosures; overseeing the establishment of procedures for investigating and handling complaints concerning financial, accounting, internal accounting controls and auditing matters or other improprieties; overseeing the development of, and periodically reviewing and monitoring compliance with and the effectiveness of, DHT’s Code of Business Conduct and Ethics; and assessing DHT’s risk management systems and ability to effectively identify and manage material business risks and periodically reviewing risks that may have a significant impact on DHT’s financial statements. The Audit Committee works closely with DHT’s management and independent registered public accounting firm. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from DHT for, outside legal, accounting and other advisors as the Audit Committee deems necessary to fulfill its duties.

The Audit Committee’s charter is available under “Corporate Governance” in the “About DHT” section of DHT’s website at www.dhtankers.com.

Compensation Committee

The Compensation Committee is responsible for:

●	discharging the Board’s responsibilities relating to the evaluation and compensation of DHT’s executives;

●	overseeing the administration of DHT’s compensation plans;

●	reviewing and determining director compensation; and

●	preparing any reports on executive compensation required by the rules and regulations of the SEC.

Specific duties of the Compensation Committee include, among others: establishing and periodically reviewing a general compensation strategy for DHT; overseeing the development and implementation of DHT’s compensation plans, including pension, welfare, incentive and equity-based plans, to ensure that these plans are consistent with the general compensation strategy; at least annually (a) reviewing and assessing the corporate goals and objectives upon which the compensation of the President & Chief Executive Officer (the “CEO”) is based, (b) evaluating the CEO’s performance in light of these goals and objectives and (c) making a recommendation to the Board of appropriate compensation level or other terms of employment for the CEO; annually reviewing and making a recommendation to the Board of appropriate compensation levels or other terms of employment for the other members of executive management; and at least annually reviewing and deciding on the form and amount of director compensation. The Compensation Committee has the authority to retain compensation consultants and other compensation experts in fulfilling its duties and to compensate these advisors.

The Compensation Committee’s charter is available under “Corporate Governance” in the “About DHT” section of DHT’s website at www.dhtankers.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for:

●	identifying individuals qualified to become directors in accordance with criteria approved by the Board and recommending such individuals to the Board for nomination for election to the Board;

●	making recommendations to the Board concerning committee appointments;

●	reviewing and making recommendations for executive management appointments;

●	developing, recommending and annually reviewing corporate governance guidelines for DHT and overseeing corporate governance matters; and

●	coordinating an annual evaluation of the Board and its Chairman.

Specific duties of the Nominating and Corporate Governance Committee include, among others: determining and submitting for Board approval the criteria for selecting directors; determining the objectives and procedures for selecting directors; actively seeking individuals qualified to become directors and recommending such individuals to the Board for nomination for election by the shareholders; reviewing all nominations for re-election of directors; developing and recommending to the Board corporate governance guidelines for DHT and assessing those guidelines at least annually; coordinating the annual evaluation of the Chairman and Board and its committees; and coordinating the evaluation of management. The Nominating and Corporate Governance Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors.

The Nominating and Corporate Governance Committee’s charter is available under “Corporate Governance” in the “About DHT” section of DHT’s website at www.dhtankers.com.

Sustainability Oversight Committee

The Sustainability Oversight Committee is responsible for:

●	overseeing DHT’s strategies and general practices related to ESG matters;

●	supporting the Board in developing, adopting and implementing ESG-related policies and procedures; and

●	making recommendations to the Board related to ESG matters.

Specific duties of the Sustainability Oversight Committee include, among others: overseeing and advising the Board on the DHT’s goals, strategies and general practices related to ESG matters and making recommendations to the Board as appropriate; supervising the preparation and publication of sustainability and ESG-related public statements and disclosures, guiding and supporting the Board in ensuring that DHT (a) develops, adopts and implements ESG-related policies and procedures consistent with its strategic goals, (b) complies with applicable international standards and legal requirements and (c) identifies how those applicable international standards and legal requirements are likely to impact the strategy, operations and reputation of DHT; monitoring developments, trends and best practices in ESG-related regulations pertaining to the shipping industry and public markets; identifying and assessing ESG-related risks and opportunities and presenting the Sustainability Oversight Committee’s findings to the Board; overseeing the engagement of any external service provider retained for the purpose of auditing DHT’s performance in relation to ESG matters; and reviewing DHT’s ESG ratings.

The Sustainability Oversight Committee’s charter is available under “Corporate Governance” in the “About DHT” section of DHT’s website at www.dhtankers.com.

Investor Rights Agreement with BW Group Limited

See the section below, “Minority Investor Arrangements”, for further information relating to DHT’s corporate governance and Board matters relating to BW Group Limited’s minority equity investment in us.

Director Attendance

The full Board of Directors met ten times in 2022. Each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Sustainability Oversight Committee met nine, five, six and two times in 2022, respectively. Each director, except for Iman Hill, attended 100% of the total meetings of the Board of Directors and the committees on which he or she served in 2022. During the period in which she was a member of the board in 2022, Iman Hill attended 86% of the total meetings of the Board of Directors, 67% of the total meetings of the Compensation Committee and 50% of the total meetings of the Sustainability Oversight Committee.

Diversity

DHT believes that diversity is one of several important factors when identifying candidates qualified to serve as directors.  DHT’s Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become members of the Board in accordance with criteria approved by the Board. In selecting, and recommending the selection of, nominees for directors, the Nominating and Corporate Governance Committee considers skills, experience and diversity in its assessment of the composition of the Board and its committees.

Communications with the Board

Individuals may communicate with the Board by email to kim.mccullough@conyers.com, with “DHT Holdings, Inc. – Attention: Erik A. Lind, Chairman” in the subject line.

DIRECTOR COMPENSATION

The following table provides information on DHT’s annual compensation and reimbursement practices for the directors.

Director Compensation Table

Annual cash retainer		$75,000
Additional cash retainer for:
●	Chairman of the Board	$95,000
●	Chairperson of the Audit Committee	$35,000
●	Chairperson of a Committee other than the Audit Committee	$25,000
●	Member of a Committee	$6,000
Reimbursement for expenses attendant to Board membership		Yes

For the year 2022, we paid the members of our Board aggregate cash compensation of $639,866.  In addition, in January 2023, our directors were each awarded 22,500 shares of restricted stock pursuant to the 2022 Incentive Compensation Plan (the “2022 Plan”).  Each such grant will vest in June 2024.  For the year 2021, our directors were each awarded 35,000 shares of restricted stock pursuant to the 2019 Plan.  Each such grant will vest in June 2023, except that if a member of the Board ceases service on the Board prior to the applicable vesting date for any reason, his or her restricted stock will immediately vest in full.

During the relevant vesting period of the restricted stock grants described above, each director was or will be credited with additional shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded restricted stock had it been fully vested on the date of grant.  These additional shares will be transferred to each director at the same time as the corresponding shares of restricted stock vest.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1:
Election of Jeremy Kramer to the Board

As of the date of this proxy statement, the Board consists of six directors divided into three classes: Class I, Class II and Class III. At the 2023 annual meeting, Jeremy Kramer will stand for election to serve as a Class I director for a three-year term until the 2026 annual meeting and until his successor is elected. Iman Hill, a Class I director, has informed the Board that she will not stand for reelection at the 2023 annual meeting. The vacancy on the Board created by Ms. Iman Hill’s departure will not be filled at this time. The remaining directors consist of two Class III directors and two Class II directors, with terms expiring in 2024 and 2025, respectively.

Information regarding the business experience of Jeremy Kramer is provided below. There are no family relationships between any member of the Board and any executive officer. The Board expects that Mr. Jeremy Kramer will satisfy DHT’s director independence standards.  For additional details concerning Board independence, see the section above, “Corporate Governance Principles and Board Matters”.

If you sign your proxy or voting instruction card but do not give instructions for the election of Jeremy Kramer, your shares will be voted “FOR” Jeremy Kramer. If you wish to give specific instructions for the election of Jeremy Kramer, you may do so by indicating your instructions on your proxy or voting instruction card.

The Board expects that Jeremy Kramer will be available to serve as a director. If, for any unforeseen reason, Jeremy Kramer is not available as candidate for director, the proxyholders, Erik A. Lind, Svein Moxnes Harfjeld, Laila C. Halvorsen and Kim McCullough, will have the authority to vote your proxy for such other candidate as may be nominated by the Board.

Vote Required

The two persons receiving the highest number of “FOR” votes represented by shares of DHT Capital Stock, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board unanimously recommends a vote “FOR” Jeremy Kramer’s election to the Board, as a Class I director, for a three-year term.

Information about Jeremy Kramer

Jeremy Kramer Director since 2017 Age 61

Mr. Jeremy Kramer previously served on the Board of Directors of Golar LNG Partners and served as Chairman of its Conflicts Committee. He also served on the Board of Directors of 2020 Bulkers Ltd. Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high net worth clients. Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities. Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund. He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr. Kramer earned an M.B.A. from Harvard University Graduate School of Business. He graduated with a B.A. from Connecticut College. Mr. Kramer is a resident and citizen of the U.S.

Information About Directors Continuing in Office

Class III Directors (whose terms will expire in 2024)

Erik A. Lind Director since 2005 Age 67

Mr. Erik A. Lind’s professional experience dates back to 1980 and encompasses corporate banking, structured finance, investment & asset management focusing primarily on the maritime shipping sector. Mr. Lind was, until April 2022, the Chief Executive Officer of Oceanic Finance Group Limited (ex Tufton Oceanic Finance Group Limited), a position he held since 2004. Prior to this, he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken. Mr. Lind currently serves on the board of Oceanic Finance Group Limited, Stratus Investments Limited and on the advisory board of A.M. Nomikos. Mr. Lind holds a Master of Business Administration degree from the University of Denver. Mr. Lind is a resident and citizen of Norway.

Sophie Rossini Director since 2020 Age 41

Mrs. Sophie Rossini has spent the past 18 years in the asset management industry, including 14 years at Man Group, a global investment management firm listed on the London Stock Exchange. Mrs. Rossini is currently a Principal and acts as the Head of Business Management of Man AHL, focusing on strategy, finance, governance and ESG matters. She is also a member of the Man Responsible Investment Oversight Committee, Expense Oversight Committee, and Data Governance Committee. Prior to that, she was the Head of Relative Value at Man FRM, Man Group’s hedge fund investment division. Mrs. Rossini holds a Master in Banking and Finance from the University of Paris Assas. Mrs. Rossini is a resident of the United Kingdom and a citizen of France.

Class II Directors (whose terms will expire in 2025)

Einar Michael Steimler Director since 2010 Age 75

Mr. Einar Michael Steimler has over 45 years of experience in the shipping industry. From 2008 to 2011, he served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International. He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until the end of 2007. Mr. Steimler serves as a non-executive director on the board of Eneti Inc. (ex Scorpio Bulkers Inc.). From 1998 to 2010, Mr. Steimler served as a Director of Euronav. He was also Managing Director of Euronav from 1998 to 2000. He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics and a degree in Marketing. Mr. Steimler is a resident and citizen of Norway.

Joseph H. Pyne Director since 2015 Age 75

Mr. Joseph H. Pyne is the Non-Executive Chairman of Kirby Corporation. Mr. Pyne was the Executive Chairman from April 2014 to April 2018 and a director since 1988. He served as the Chief Executive Officer of the company from 1995 to April 29, 2014 and served as Executive Vice President from 1992 to 1995. Mr.

Pyne also served as President of Kirby Inland Marine, LP, Kirby Corp.’s principal transportation subsidiary, from 1984 to November 1999. Mr. Pyne joined Kirby in 1978. He served at Northrop Services, Inc. and served as an Officer in the Navy. He serves as a Member of the Board of Trustee of the Webb Institute. Mr. Pyne holds a degree in Liberal Arts from the University of North Carolina. Mr. Pyne is a resident and citizen of the U.S.

PROPOSAL NO. 2:
Ratification of Independent Registered Public Accounting Firm

The Audit Committee has selected, and the Board has ratified the Audit Committee’s selection of, Ernst & Young AS to examine the financial statements of DHT for the fiscal year ending December 31, 2023. Ernst & Young AS audited the financial statements of DHT for the year ended December 31, 2022. In connection with the preparation of certain registration statements and certain other transactions, Ernst & Young AS provided certain audit-related services. See “Principal Independent Registered Public Accounting Firm Fees and Services” on page 24.

If the selection is not ratified, the Audit Committee will reconsider whether it should select this firm as DHT’s independent registered public accounting firm.

Vote Required

Shareholder ratification of the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the 2023 fiscal year requires the affirmative “FOR” vote of a majority of the voting power represented by the shares of DHT Capital Stock present in person or represented by proxy and entitled to vote thereon at the meeting.

The Board unanimously recommends a vote “FOR” the ratification of the selection of Ernst & Young AS as DHT’s Independent Registered Public Accounting Firm for fiscal year 2023.

MINORITY INVESTOR ARRANGEMENTS

DHT has granted BW Group, as a significant minority investor in DHT, certain minority rights under the Investor Rights Agreement (the “Investor Rights Agreement”) entered into on April 20, 2017. BW Group also agreed under the Investor Rights Agreement to take certain actions consistent with a minority position and accept certain limitations on its rights as a shareholder. On November 19, 2019, BW Group sold 14,680,880 shares of Common Stock at a public offering price of $6.90 per share (the “BW Group Offering”), after which BW Group held approximately 23.3% of the total voting power of DHT capital stock and owned approximately 72% of the aggregate number of shares that BW Group received as consideration under the Vessel Acquisition Agreement, dated March 23, 2017 (the “VAA”), between BW Group and DHT. As a result, the standstill on BW Group, which was in effect until BW Group no longer held 25% of the total voting power of DHT voting stock, has expired (the “Standstill Expiration”) and certain rights and obligations of and restrictions upon BW Group and its controlled affiliates under the Investor Rights Agreement have been terminated. The provisions that remain in effect are, in each case, described below.  See the section below, “Security Ownership of Certain Beneficial Owners and Management”, for further information relating to BW Group’s beneficial ownership of Common Stock.

Non-Coercive Offers

On October 20, 2018 (the “Fall Away Date”), BW Group held less than 35% of DHT’s issued and outstanding Common Stock. As a result, as of such date, BW Group and its controlled affiliates are permitted, after a minimum of 45 days’ review, consultation and good faith negotiation with the Board, to make a “Non-Coercive Offer” to DHT’s shareholders. As defined in the Investor Rights Agreement, a Non-Coercive Offer is an offer to acquire all of the issued and outstanding DHT Capital Stock subject to certain parameters, including that such offer must (i) not be subject to any financing condition, (ii) comply with applicable securities laws, (iii) be for consideration that is in the form of cash or of shares of capital stock of an entity publicly traded on the NYSE or the NASDAQ Stock Market with an aggregate public float equal to or greater than that of our outstanding Common Stock (excluding shares held by BW Group, its controlled affiliates or any 13D group to which any of them belongs), or a combination thereof, (iv) be for a premium of at least 15% to the per share volume-weighted average price of shares of our Common Stock as displayed under the heading VWAP Bloomberg on Bloomberg (or, if Bloomberg ceases to publish such price, a successor service to be reasonably agreed) for the 10 trading days most recently ended immediately prior to the opening of the third trading day prior to the earliest of (X) the public announcement of such offer, (Y) the public announcement of an intention to commence such offer and (Z) BW Group’s communication of such offer to the Board, (v) be held open for a minimum of 45 days and (vi) include a minimum tender condition of at least 50% of DHT’s outstanding Common Stock not owned by BW Group, its controlled affiliates or any 13D group to which any of them belongs.

Minority Representation on Board and Committees

The Investment Rights Agreement contemplates that nominees to the Board will be composed of four individuals selected by DHT’s Nominating and Corporate Governance Committee plus up to two individuals that BW Group has the right to nominate as a minority shareholder. As a result of the Standstill Expiration, BW Group lost its right to designate one of its two director nominees. Accordingly, Mr. Anders Onarheim, formerly a Class III director, resigned in connection with the BW Group Offering.  As of the date of this proxy statement, the Board consists of (1) six directors nominated by the Nominating and Corporate Governance Committee, each of whom is independent and (2) no director designated by BW Group.

However, BW Group is still entitled one director nominee while it continues to hold at least 40%, but less than 75%, of the aggregate number of shares of Common Stock and Series D Preferred Stock (which were mandatorily converted into Common Stock in 2017) it received as consideration under the VAA. BW Group is not presently exercising its right to nominate a member to our board of directors but it may choose to exercise such right in the future.

If at any time BW Group does not hold at least 10% of voting power of DHT Capital Stock, it will lose all director nominee designation rights.

In addition, the Investor Rights Agreement provides BW Group’s designees with representation on each committee of the Board, so long as these designees comprise less than half of the total number of members on each committee.

Interested Transactions Between DHT and BW Group

BW Group is prohibited from entering into any material transaction with DHT unless the transaction is approved by the Board, with each director that was nominated by BW Group being required to recuse himself or herself from the deliberations. This prohibition on interested transactions remains in effect under the Investor Rights Agreement following the BW Group Offering and corresponding Standstill Expiration.

Transfer Limitations

The Investor Rights Agreement prohibits BW Group from transferring shares of voting DHT Capital Stock outside of BW Group and its controlled affiliates without the prior written consent of DHT if, to BW Group’s knowledge, the acquiring party would beneficially own 15% or more of the voting power of all DHT Capital Stock as a result of the transfer, except in the case of a tender or exchange offer for shares of DHT Capital Stock that the Board has not recommended that shareholders reject. The transfer limitations remain in effect under the Investor Rights Agreement following the BW Group Offering and corresponding Standstill Expiration.

Minority Investor Protections

Effective as of the Fall Away Date in accordance with the Investor Rights Agreement, BW Group no longer has the approval rights previously provided for thereunder with regard to any merger or other transaction resulting in a change of control of DHT, or a sale of all or substantially all of DHT’s assets or stock, if the per-share value of the consideration in such transaction received by the holders of Common Stock is less than the per-share value implied by the sale and purchase of the vessels under the VAA (i.e., $5.37 per share, subject to an annual uptick of 10%).

Shareholder Rights Plans

Prior to the Standstill Expiration, we were not permitted to enter into any shareholder rights plan, rights agreement or any other “poison pill”, “proxy put” or other antitakeover arrangement (collectively, an “Arrangement”) if such Arrangement would restrict BW Group from engaging in any transaction, or taking any action, otherwise permitted by the standstill exceptions as outlined in the Investor Rights Agreement. The restrictions on such Arrangements under the Investor Rights Agreement were terminated in connection with the BW Group Offering and the corresponding Standstill Expiration. Notwithstanding the Standstill Expiration, however, until BW Group ceases to hold at least 10% of DHT Common Stock, we are not permitted to extend, declare or enter into any Arrangement that would restrict BW Group from consummating, or that would otherwise be triggered by, a Non-Coercive Offer by BW Group.

The above summary of the Investor Rights Agreement does not purport to be complete and is modified in its entirety by the Investor Rights Agreement, a copy of which is attached as Exhibit 4.1 to DHT’s current report on form 6-K filed with the SEC on April 20, 2017. Additional information regarding the VAA and related transactions, including the rights granted to and obligations imposed on the BW Group under the Investor

Rights Agreement, can also be found in DHT’s current report on form 6-K filed with the SEC on March 24, 2017. These filings can also be accessed through DHT’s website at www.dhtankers.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of April 21, 2023, of Common Stock by:

●	each person or entity known by DHT to beneficially own more than 5% of DHT’s Common Stock;

●	each member of our Board who beneficially owns any Common Stock;

●	each of our executive officers; and

●	all current DHT directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire within 60 days through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

	Number of Shares of Common Stock	Percentage of Shares of Common Stock(1)
Persons owning more than 5% of a class of our equity securities BW Group (2)	25,784,227	15.8%
FMR LLC (3)	24,397,995	15.0%
Dimensional Fund Advisors LP (4)	12,778,811	7.8%
Directors
Erik A. Lind	114,706	*
Einar Michael Steimler	100,218	*
Joseph H. Pyne	139,063	*
Jeremy Kramer	71,332	*
Sophie Rossini	36,077	-
Iman Hill (5)	-	-
Executive Officers
Svein Moxnes Harfjeld	899,026	*
Laila Cecilie Halvorsen	140,237	*
Directors and executive officers as a group (8 persons)	1,490,659	0.9%

*	Less than 1%

(1)	Calculated based on Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”), using 162,986,561 shares of common stock issued and outstanding as of April 21, 2023.

(2)
Based on Schedule 13D/A filed with the SEC on March 31, 2020, by BW Group Limited, the BW Group possesses the sole voting power over 25,704,652 shares. For purposes of the reporting requirements of the Exchange Act, BW Group Limited was deemed to be a beneficial owner of such shares as of March 31, 2020. On June 1, 2020, 47,130 common shares were issued to BW Group as part of the 2016 Plan. On June 18, 2020, 32,445 common shares were issued to BW Group as part of 2019 Plan. All shares beneficially owned are shares of common stock.

(3)
Based on a Schedule 13G/A filed with the SEC on February 9, 2023, by FMR LLC, which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, FMR LLC was deemed to be a beneficial owner of such shares as of February 9, 2023. As of February 9, 2023, FMR LLC possessed the sole power to vote or direct the vote of 24,396,365 shares and the sole power to dispose or to direct the disposition of 24,397,995 shares. All shares beneficially owned are shares of common stock.

(4)
Based on a Schedule 13G/A filed with the SEC on February 10, 2023, by Dimensional Fund Advisors LP (“Dimensional”), which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, Dimensional was deemed to be a beneficial owner of such shares as of February 10, 2023. As of February 10, 2023, Dimensional possessed the sole power to vote or direct the vote of 12,586,294 shares and the sole power to dispose or to direct the disposition of 12,778,811 shares. All shares beneficially owned are shares of common stock.

(5)	Iman Hill will not stand for reelection at the 2023 annual meeting.

EXECUTIVE OFFICERS

Name	Age	Position
Svein Moxnes Harfjeld	59	President & Chief Executive Officer
Laila C. Halvorsen	48	Chief Financial Officer

Svein Moxnes Harfjeld, President & Chief Executive Officer. Mr. Svein Moxnes Harfjeld joined DHT on September 1, 2010. Mr. Harfjeld has over 30 years of experience in the shipping industry. Prior to joining DHT, he was with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously, he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. He started his shipping career with The Torvald Klaveness Group. Mr. Harfjeld is a citizen of Norway and a resident of the Principality of Monaco.

Laila C. Halvorsen, Chief Financial Officer.  Ms. Laila Cecilie Halvorsen joined DHT in 2014 after 17 years at Western Bulk AS, where she served first as Accountant for four years, then as Finance Manager for four years and later as Group Accounting Manager for nine years. Ms. Halvorsen served as Chief Accountant & Controller of DHT from September 2014 until she was appointed CFO in June 2018. Ms. Halvorsen has more than 25 years of experience in international accounting and shipping. Ms. Halvorsen is a resident and citizen of Norway.

EXECUTIVE COMPENSATION

The following table discloses compensation paid and benefits granted during or with respect to 2022 to our CEO and CFO and to Trygve P. Munthe, who served as Co-CEO until April 8, 2022.

2022 Summary Compensation Table

Executive Officer	Salary(1)	Cash Bonus(2)	Restricted Stock Awards(3)
Svein Moxnes Harfjeld, CEO	$796,563	$400,000	249,000
Trygve P. Munthe, Former Co-CEO(5)	$408,229	$-	249,000
Laila C. Halvorsen, CFO(4)	$262,954	$225,000	54,678

(1)
In 2022, Mr. Harfjeld and Mr. Munthe were paid salaries in both Norwegian Kroner and Euro and Ms. Halvorsen was paid a salary in Norwegian Kroner. U.S. dollar equivalents calculated using a NOK/USD exchange rate of NOK 9.6245 to $1 and a EUR/USD exchange rate of EUR 0.9525 to $1.

(2)
Amounts reported in this column refer to the annual bonus amounts paid to each of Mr. Harfjeld and Ms. Halvorsen with respect to the year ended December 31, 2022, which were paid in 2023, and do not include the annual bonus amounts paid to each of the CEO and the CFO, during 2022, with respect to the year ended December 31, 2021.

(3)
In January 2022, Mr. Harfjeld was awarded 249,000 shares of restricted stock, of which 49,800 shares vested in January 2023, 49,800 shares will vest in January 2024 and 49,800 shares will vest in January 2025, subject to continued employment with us. The remaining 99,600 shares are subject to certain market conditions, of which 49,800 shares vested in March 2022, 16,600 shares were forfeited and 33,200 shares will vest prior to December 31, 2024. In January 2022, Mr. Munthe was awarded 249,000 shares of restricted stock, of which 49,800 shares vested in March 2022 and 99,600 shares were forfeited. The remaining 99,600 shares were subject to certain market conditions, of which 49,800 shares vested in March 2022 and 49,800 shares were forfeited. In January 2022, Ms. Halvorsen was awarded 54,678 shares of restricted stock, of which 13,669 shares vested in January 2023, 13,669 shares will vest in January 2024 and 13,670 shares will vest in January 2025, subject to continued employment with us. The remaining 13,670 shares are subject to certain market conditions, of which 6,835 shares vested in March 2022, 2,278 shares were forfeited and 4,557 shares will vest prior to December 31, 2024. During the relevant vesting periods of the restricted stock, each executive officer will be credited with additional shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded restricted stock had it been fully vested on the date of grant. These additional shares will be transferred to Mr. Harfjeld and Ms. Halvorsen at the same time as the corresponding shares of restricted stock vest. Amounts reported in this column do not include the awards of 150,000 and 50,000 shares of restricted stock granted to each of Mr. Harfjeld and Ms. Halvorsen, respectively, at the beginning of 2023 based on performance in 2022. For additional details concerning the restricted stock granted in 2022 and 2023, see the section below, “Components of Executive Compensation—Long-term Incentive Program”.

(4)
Under DHT’s pension plan, our CFO, from the age of 67, is entitled to up to 70% of her base salary upon retirement, with the base salary for purposes of the pension plan limited to 12 times the National Insurance Scheme’s base amount (currently NOK 1,337,724). In 2022, $38,666 was set aside under such pension plan for Ms. Halvorsen.

(5)
Mr. Munthe served as our Co-Chief Executive Officer until April 8, 2022. In connection with Mr. Munthe’s departure, we entered into a retirement agreement, dated as of January 24, 2022 (the “Retirement Agreement”), with Mr. Munthe. The Retirement Agreement supersedes and replaces the Executive Officer Employment Agreement with Mr. Munthe. Under the Retirement Agreement, Mr. Munthe was entitled to the continuation of base salary payments equal to four months of base salary and health insurance benefits. In addition, Mr. Munthe was entitled to full vesting of 149,800 time-only RSUs granted between 2020 and 2022 and 99,600 performance-based RSUs; provided that such performance-based RSUs would be forfeited if the corresponding performance criteria were not met before July 31, 2022.

Report of the Compensation Committee of the Board on Executive Compensation

DHT’s executive compensation program is administered by the Compensation Committee. The Compensation Committee is composed of three non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards, and one director who is not independent in accordance with those rules. For additional details concerning Board independence, see the section above, “Corporate Governance Principles and Board Matters”.

The Compensation Committee is responsible for:

●	discharging the Board’s responsibilities relating to the evaluation and compensation of DHT’s executives;

●	overseeing the administration of DHT’s compensation plans;

●	reviewing and determining director compensation; and

●	preparing any reports on executive compensation required by the rules and regulations of the SEC.

The specific duties and responsibilities of the Compensation Committee are described above under  “Corporate Governance Principles and Board Matters — Board Structure and Committee Composition — Compensation Committee”  and in the Compensation Committee’s charter, which is available under  “Corporate Governance”  in the “About DHT” section of DHT’s website at www.dhtankers.com.

The Compensation Committee met five times during the year ending December 31, 2022. The Compensation Committee has direct access to independent compensation consultants and other experts for information that it deems appropriate.

The Compensation Committee has furnished the following report on executive compensation during the year ending December 31, 2022.

Executive Compensation Philosophy

Employees are the key to our success. The goals of DHT’s compensation programs are to:

●	attract, retain and motivate highly qualified executives;

●	pay competitively and consistently within an appropriately defined market;

●	align executive compensation with shareholder interests; and

●	link pay to DHT and individual performance.

Components of Executive Compensation

Base Pay

Baseline cash compensation and pension contribution comprise the fixed remuneration, which is determined by the competitive market and individual performance. In general, the fixed remuneration for each executive officer is established annually by the Compensation Committee based on (1) a compensation range which corresponds to the executive’s job responsibilities, (2) the complexity and activity scope of the company and (3) the executive officer’s overall individual job performance.

Annual Bonus

Our annual bonus programs are discretionary and focus on aligning payment with the individual’s superior performance in achieving established targets.

Long-term Incentive Program

DHT’s long-term incentive program is designed to focus management on the creation of long-term, sustained performance that achieves growth, attractive returns on investment and effective capital management, resulting in the creation of long-term value for our shareholders. During 2022, DHT utilized the 2022 Plan to implement its long-term incentive program through grants of restricted stock awards.  The 2022 Plan is designed to encourage employee retention and equity ownership. Prior to 2022, long-term incentive awards were issued under the 2011 Incentive Compensation Plan, the 2012 Incentive Compensation Plan, the 2014 Incentive Compensation Plan, the 2016 Incentive Compensation Plan and the 2019 Incentive Compensation Plan (the “2019 Plan” and, collectively, the “Prior Plans”). Outstanding awards previously granted under the Prior Plans remain subject to the terms and conditions of the applicable Plan under which they were granted, but no new awards may be granted under the Prior Plans. Subject to approval by our shareholders, the Company intends to grant future long-term incentive awards under the 2022 Plan.

For the year 2022, Mr. Harfjeld was awarded 150,000 shares of restricted stock pursuant to the 2022 Plan in January 2023, of which 30,000 shares will vest in January 2024, 30,000 shares will vest in January 2025 and 30,000 shares will in January 2026, subject to continued employment with us. The remaining 60,000 shares will vest subject to certain market conditions prior to December 2025. For the year 2022, Ms. Halvorsen was awarded 50,000 shares of restricted stock pursuant to the 2022 Plan in January 2023, of which 12,500 shares will vest in January 2024, 12,500 shares will vest in January 2025 and 12,500 shares will vest in January 2026, subject to continued employment with us. The remaining 12,500 shares will vest subject to certain market conditions prior to December 2025. For the year 2021, Mr. Harfjeld was awarded 249,000 shares of restricted stock pursuant to the 2019 Plan in January 2022, of which 49,800 shares vested in January 2023, 49,800 shares will vest in January 2024 and 49,800 shares will vest in January 2025, subject to continued employment with us. The remaining 99,600 shares are subject to certain market conditions, of which 49,800 shares vested in March 2022, 16,600 shares were forfeited and 33,200 shares will vest prior to December 31, 2024. For the year 2021, Mr. Munthe was awarded 249,000 shares of restricted stock pursuant to the 2019 Plan in January 2022, of which 49,800 shares vested in March 2022 and 99,600 shares were forfeited. The remaining 99,600 shares are subject to certain market conditions, of which 49,800 shares vested in March 2022 and 49,800 shares were forfeited. For the year 2021, Ms. Halvorsen was awarded 54,678 shares of restricted stock pursuant to the 2019 Plan in January 2022, of which 13,669 shares vested in January 2023, 13,669 shares will vest in January 2024 and 13,670 shares will vest in January 2025, subject to continued employment with us. The remaining 13,670 shares are subject to certain market conditions, of which 6,835 shares vested in March 2022, 2,278 shares were forfeited and 4,557 shares will vest prior to December 31, 2024. For the year 2020, Mr. Harfjeld was awarded 250,000 shares of restricted stock pursuant to the 2019 Plan in January 2021, of which 50,000 shares vested in January 2022, 50,000 shares vested in January 2023 and 50,000 shares will vest in January 2024, subject to continued employment with us. The remaining 100,000 shares vested subject to certain market conditions in March 2021. For the year 2020, Mr. Munthe was awarded 250,000 shares of restricted stock pursuant to the 2019 Plan in January 2021, of which 50,000 shares vested in January 2022, 50,000 shares vested in March 2022 and 50,000 shares were forfeited. The remaining 100,000 shares vested subject to certain market conditions in March 2021. For the year 2020, Ms. Halvorsen was awarded 55,000 shares of restricted stock pursuant to the 2019 Plan in January 2021, of which 14,666 shares vested in January 2022, 14,667 shares vested in January 2023 and 14,667 shares will vest in January 2024, subject to continued employment with us. The remaining 11,000 shares vested subject to certain market conditions in March 2021. During the relevant vesting periods of the restricted stock, each executive officer will be credited with additional shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded restricted stock had it been fully vested on the date of grant.  These additional shares will be transferred to each executive officer at the same time as the corresponding shares of restricted stock vest.

The undersigned members of the Compensation Committee have submitted this Report to the Board.

Joseph H. Pyne, Chair
Einar Michael Steimler
Iman Hill

PRINCIPAL INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The Audit Committee has selected and the Board has ratified the Audit Committee’s selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the 2023 fiscal year.

Ernst & Young AS served as DHT’s independent registered public accounting firm for the fiscal year ended December 31, 2022. In connection with the preparation of certain registration statements and certain other transactions, Ernst & Young AS provided certain audit-related services during the 2022 fiscal year.

Fees Incurred by DHT for Services of Ernst & Young AS and Deloitte AS

The following table shows the fees that the Company was billed for the audit and other services provided by Ernst & Young AS for the fiscal years ended December 31, 2022 and December 31, 2021.

Fees	2022	2021
Audit Fees (1)	$459,956	$516,758
Audit-Related Fees (2)	37,018	43,624
Tax Fees	—	—
All Other Fees	—	—

Total	$496,973	$560,383

(1)
Audit fees for 2022 and 2021 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2022 and 2021, respectively.

(2)	Audit-related fees for 2022 consisted of $37,018 in respect of quarterly procedures. Audit-related fees for 2021 consisted of $43,624 in respect of quarterly procedures.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by DHT’s independent registered public accounting firm and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to Ernst & Young AS as DHT’s independent registered public accounting firm in the fiscal year ended December 31, 2022.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

●	management’s conduct of DHT’s financial reporting process, including the development and maintenance of systems of internal accounting and financial controls;

●	the integrity of DHT’s financial statements;

●	DHT’s risk management systems and compliance with legal and regulatory requirements and ethical standards;

●	significant financial transactions and financial policy and strategy;

●	the qualifications and independence of DHT’s independent registered public accounting firm;

●	the independent registered public accounting firm’s annual audit of DHT’s financial statements; and

●	the performance of DHT’s internal audit function.

The Audit Committee manages DHT’s relationship with its independent registered public accounting firm, which reports directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from DHT for such advice and assistance.

DHT’s management has primary responsibility for preparing DHT’s consolidated financial statements and for overseeing and reviewing DHT’s financial reporting process. DHT’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of DHT’s audited consolidated financial statements with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for fiscal year 2022 with DHT’s management.

2.	The Audit Committee has discussed with Ernst & Young AS the matters required to be discussed by PCAOB Auditing Standard No. 16, Communication with Audit Committees, as amended or modified.

3.
The Audit Committee has received the letter and written disclosures from Ernst & Young AS required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed the matter of independence with Ernst & Young AS.

4.
Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that DHT’s audited consolidated financial statements be included in DHT’s Annual Report on Form 20-F for fiscal year 2022, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

Jeremy Kramer, Chair
Erik A. Lind
Sophie Rossini